Exhibit (a)(1)(B)

Email announcement of Offer to Exchange

From:	Luan Wilfong
To:	All Eligible Employees
Date:	January 7, 2013

Dear Audience Eligible Employees:

We are pleased to announce that Audience, Inc. launched its Offer to Exchange Certain Outstanding Stock Options for New Stock Options, referred to as the “Offer to Exchange” or the “Offer,” on January 7, 2013 for employees who hold “eligible options.” The Offer and withdrawal rights will remain open until February 5, 2013 at 9:00 p.m., U.S. Pacific Time, unless the Offer is extended. An option is deemed to be an “eligible option” if it (i) has a per share exercise price greater than $9.10, (ii) was granted under our Amended and Restated 2011 Equity Incentive Plan and (iii) is outstanding and unexercised as of the expiration date. This Offer to Exchange gives our employees an opportunity to exchange their eligible options for new options on a one-for-one basis that may be granted with lower exercise prices and new vesting terms, except that certain officers may exchange their eligible options for new options on an 0.80 share-for-one share basis.

To help you decide whether to participate in the Offer, please review the Offer to Exchange and Election Form, together with its associated instructions, attached to this email. These documents are available via the Offer website that we have established in connection with the Offer at https://audience.equitybenefits.com. Please refer to the schedule of your personalized eligible option grant information available on the Offer website. This schedule lists your eligible options, the grant date of your eligible options, the exercise price of your eligible options, the number of outstanding shares subject to your eligible options as of February 5, 2013 (assuming you have not exercised all or any portion of your eligible options during the offering period), the number of shares vested for each of your eligible options as of February 5, 2013 and the number of new options that would be issued in exchange for each of your eligible options.

If you would like to participate in the Offer and wish to make your election online via the Offer website:

1.	Visit https://audience.equitybenefits.com.

2.	Enter your login ID and password.

•	Your login ID is your corporate email address.

•	You will receive an email from equitybenefits@audience.com today with a personalized password. You will be asked to create a new password when you login for the first time.

If you choose to participate in the Offer, you will need to deliver a completed election via Audience’s Offer website at https://audience.equitybenefits.com by 9:00 p.m., Pacific Time, on February 5, 2013 (unless we extend the Offer). Alternatively, you may sign, date and deliver the completed Election Form by 9:00 p.m., Pacific Time, on February 5, 2013 (unless we extend the Offer), and return it to Audience by fax at (650) 240-3548 or by email to equitybenefits@audience.com.

More information about the Offer is provided in the Offer to Exchange, which includes frequently asked questions such as who is eligible to participate; which stock options are eligible options; procedures for electing to exchange eligible options; the date on which the new options would be granted and their respective vesting schedules; and other key terms and conditions of the Offer.

We recognize that there is a lot of information, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. Please take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the Offer and you will retain your current options under their current terms and conditions.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.

If you are unable to access the Offer website, please contact me at (650) 254-2811 or send an email to equitybenefits@audience.com.

Thank you,

Luan Wilfong

V.P., Human Resources

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form

Form of cover email

CONFIDENTIAL

As announced today, Audience, Inc. launched its Offer to Exchange Certain Outstanding Stock Options for New Stock Options, referred to as the “Offer to Exchange” or the “Offer,” on January 7, 2013 for employees who hold eligible options.

To access the Offer website established in connection with the Offer, please follow the instructions below. For security purposes, a personalized password has been assigned to you.

1.	Visit https://audience.equitybenefits.com.

2.	Enter your login ID and password.

•	Your login ID is your corporate email address.

•	Your password is XXXXXXXX. You will be asked to create a new password when you login for the first time.

If you have questions, please direct them to Luan Wilfong, our Vice President of Human Resources, at:

Audience, Inc.

440 Clyde Avenue

Mountain View, California 94043

Phone: (650) 254-2811

Email: equitybenefits@audience.com

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (i) the Offer to Exchange; (ii) the Election Form; (iii) the Instructions Forming Part of the Terms and Conditions of the Offer; and (iv) the Agreement to Terms of Election. Requests for additional copies of these documents may be directed to Luan Wilfong, by phone at (650) 254-2811 or by email at equitybenefits@audience.com. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.